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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



03028846

For the month of August, 2003.

Commission File Number 333 - 10894

FILTRONIC plc

(Translation of registrant's name into English)

THE WATERFRONT, SALTS MILL ROAD, SALTAIRE, SHIPLEY BD18 3TT

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FILTRONIC plc
(Registrant)

Date 6th August 2003

By C. Schofield
(Signature) *

* Print the name and title under the signature of the signing officer. C SCHOFIELD - DIRECTOR & COMPANY SECRETARY

SEC 1815 (11-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





Filtronic

Filtronic plc Annual Report 2003



Contents





	2003	2002
Sales	£241.3m	£280.5m
Operating profit before closure costs, goodwill amortisation and impairment, tangible fixed asset impairment and share compensation	£11.0m	£17.8m
Profit/(loss) before tax	£3.8m	£(25.5)m
Adjusted basic earnings per share	0.37p	2.28p
Adjusted diluted earnings per share	0.37p	2.25p
Basic earnings/(loss) per share	1.46p	(39.31)p
Diluted earnings/(loss) per share	1.45p	(39.31)p
Dividend per share	2.70p	2.70p
Net debt	£55.4m	£84.7m
Equity shareholders' funds	£109.2m	£105.2m
Gearing	51%	81%





Financial results

Sales for the year ended 31 May 2003 were £241.3m (2002 £280.5m). Operating profit before exceptional costs, goodwill amortisation, and share compensation costs was £11.0m (2002 £17.8m).

After charging exceptional costs of £1.8m, goodwill amortisation of £2.3m, share compensation costs of £0.2m, and net interest and financing currency costs of £2.9m, the profit before tax was £3.8m (2002 £25.5m loss). After tax, this was £1.1m (2002 £29.0m loss), resulting in basic earnings per share of 1.46p (2002 39.31p basic loss), which is 1.45p on a diluted basis (2002 39.31p loss).

Net interest and financing currency costs have fallen to £2.9m from £12.5m in 2002. This is partly due to lower levels of net interest payable which reduced to £8.0m from £12.6m in 2002 as a result of buying in $37.2m of 10% Senior Notes during the year. Additionally, a net financing currency exchange gain of £4.2m (2002 £0.1m) has arisen on the 10% Senior Notes and an exceptional net gain of £0.9m (2002 £nil) was realised on buying in the Senior Notes at a discount to par value.

Cash

At 31 May 2003, Filtronic had a cash balance of £6.5m, having generated £19.5m of cash during the financial year. Filtronic's debt was $103.6m (£63.2m) of 10% Senior Notes, after using £22.1m of cash to buy in $37.2m of 10% Senior Notes. Additionally, the company continues to have bank borrowing facilities totalling £31.0m, none of which was being utilised at the year end. Net gearing was 51%, compared to 81% at 31 May 2002.

Dividend

The Board is proposing to maintain the final dividend of 1.8p (2002 1.8p) payable on 3 November 2003 to shareholders on the register at 15 August 2003.

Operations

The segmental analysis of the business is as follows:

Year ended 31 May	Sales		Operating profit before closure costs, goodwill amortisation and impairment, tangible fixed asset impairment and share compensation	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Wireless infrastructure	**151.7**	188.6	**20.9**	31.8
Cellular handset products	**51.2**	48.8	**12.9**	11.6
Electronic warfare	**25.7**	27.0	**(0.5)**	(1.4)
Broadband access	**10.8**	12.5	**(2.8)**	(3.0)
Inter segment	**(1.6)**	(3.9)	**–**	-
Central costs	**–**	-	**(4.9)**	(5.0)
Excluding Compound semiconductors	**237.8**	273.0	**25.6**	34.0
Compound semiconductors	**3.5**	7.5	**(14.6)**	(16.2)
	241.3	280.5	**11.0**	17.8

Wireless Infrastructure

Market conditions have been characterised by strong pricing pressure in 2G and 2.5G systems and low levels of demand for 3G WCDMA products. As a result, both sales and operating margins in this business segment declined. Although the larger operations in the UK and the USA continued to achieve our target operating margins, low levels of 3G WCDMA demand adversely impacted performance in our Finnish and Australian operations. Overall, Filtronic continued to outperform its competitors and remains the number one independent supplier of its type in the world. Continued focus on customer support, cost reductions and operating efficiency will remain at the forefront of this business segment's strategy.

Cellular Handset Products

The Cellular Handset Products business had another outstanding year. During the financial year, Filtronic supplied approximately 106 million handset antennas, an increase of 23% over the previous financial year. Over one third of these units were manufactured in Suzhou, China. Several Far Eastern handset manufacturers have been added as customers during the year, although to date they have not accounted for material levels of sales.

Electronic Warfare

The Electronic Warfare business segment finished the financial year strongly after a disappointing first half. The business was profitable, and increasingly so, in each of the last four months of the financial year, reflecting the increasing volumes of production in the European Fighter Aircraft programme, alongside strong demand for certain products in the USA.

Broadband Access

The Broadband Access business continued to suffer from low levels of demand for its current point to point transceiver products resulting in continuing losses. New high performance, lower cost, monolithic microwave integrated circuits ("MMICs") from Newton Aycliffe have been designed and are expected to be introduced during the second half of the next financial year, which should assist in improving financial performance in this business segment.

Compound Semiconductors

Throughout the year, focus has been maintained on developing and qualifying the compound semiconductor processes at our state of the art facility at Newton Aycliffe. As I stated in my Interim Statement in January 2003, our agreement for foundry sales with M/A-COM, Inc., has not proved fruitful. As a result, we have developed a new proprietary switch process and sample product has been supplied to several major potential customers for mobile handset and wireless LAN market applications. In addition, an innovative process for the manufacture of very high power transistors has been developed for the base station power amplifier market. These transistors are essential to meet the high efficiency requirements of our power amplifier development. The MMIC process has been used to supply initial quantities of product to BAE SYSTEMS Avionics Ltd and other customers, including internal requirements in the Broadband Access business. These products address both the defence and wireless communications markets.

Filtronic Solid State, California

Last year, the Board announced the closure of the fabrication facility for compound semiconductors at Filtronic Solid State, Santa Clara, California. The exceptional closure costs amounted to £1.8m, £0.9m lower than the estimate made in the half year results to 30 November 2002. The compound semiconductor team at Filtronic Solid State is now operating as a 'fabless' compound semiconductor business using the manufacturing capability at Newton Aycliffe.



Outlook

The Board expects that the group will continue to generate cash and reduce indebtedness during the financial year ending 31 May 2004.

Worldwide demand for mobile infrastructure products continued to decline during the past year with few signs of an imminent upturn. Independent forecasts indicate a further decline in the range of 10% to 20% in this market in 2003. Notwithstanding these challenging market conditions, Filtronic has continued to consolidate its position as the world's leading independent supplier of transmit/receive modules for mobile base stations. Despite pricing pressures and difficult markets, the Board remains confident in the medium and long term opportunities offered by the wireless communications markets, including 3G, for both the company's existing and new products including high performance power amplifiers.

Filtronic is one of the world's leading manufacturers of mobile handset antennas and supplies over 25% of the world demand. The world market for mobile handsets is independently forecast to show an approximate 10% year on year unit growth in 2003. The Board expects Filtronic to maintain its market position in this business segment in the financial year ending 31 May 2004.

The Electronic Warfare business is characterised by long development cycles and requires demanding technical performance. Filtronic has now entered the production phase for several qualified products on a number of major programmes, which should provide sustainable, profitable growth over a number of years.

Considerable pressure exists to develop and produce more sophisticated and cost effective solutions in the mobile telecommunications industry. For the last three years our major research and development effort has been aimed specifically at 3G base station equipment. At the heart of the new products are the compound semiconductor transistors manufactured at Newton Aycliffe, which are embedded in proprietary circuits to provide high power (360 Watts peak) very efficiently. Following the successful demonstration of this technology to several Original Equipment Manufacturers ("OEMs"), customer specific 3G power amplifier requirements are now being addressed using internally developed advanced digital linearisation techniques. These customer specific sample units will be delivered to at least four major OEMs over the next few months. Other market demands have led us to develop a larger range of compound semiconductor products at Newton Aycliffe with an increased urgency to introduce multifunction MMICs for both the commercial and defence sectors. Our developments at Newton Aycliffe position Filtronic to take advantage of a wide range of compound semiconductor related market opportunities as they arise.

Overall, our two main businesses are expected at least to maintain their market position. In addition, the Electronic Warfare business is now growing and profitable. The range of products and processes, particularly at Newton Aycliffe, has been expanded to provide a platform for growth.

Professor J D Rhodes CBE FRS FREng
Executive Chairman
28 July 2003



Operations

The Wireless Infrastructure division accounted for 63% (2002 67%) of the group's sales at £151.7m (2002 £188.6m), a reduction of 20%. It contributed £20.9m (2002 £31.8m) of operating profit, a fall of 34%. This business is the world's number one independent supplier of radio frequency front end subsystems for cellular base station applications and has increased its market share to approximately 40% from 35% in the previous year. Although the global wireless infrastructure market continued to decline during the year, with 2G and 2.5G systems continuing to be deployed the division remains profitable and cash generative and is well positioned for volume third generation ("3G") deployment.

Cellular Handset Products accounted for 21% (2002 17%) of the group's sales at £51.2m (2002 £48.8m), an increase of 5%, and contributed £10.8m (2002 £9.7m) of operating profit, an increase of 11%. Handset antenna unit sales increased by 23% to over 106 million units, of which 37% were manufactured in our facilities in Suzhou, China. Our market share improved to approximately 26%. During the year, this business has successfully diversified its customer base, adding several Far Eastern handset manufacturers.

In the Electronic Warfare division, the improved financial performance was due to product moving from a development to a production phase in the second half of the year, which is clearly demonstrated in the financial results. Whilst the operating loss for the year was £0.7m (2002 £1.6m loss), the operating profit for the second half was £1.3m. The product for the European Fighter aircraft has been successfully transferred to the Newton Aycliffe facility, where the volume is being increased to meet our customer's requirements. Our US operation was profitable and during the year has won a strong position on several major future programmes.

Investment in the Broadband Access business is ongoing. Having successfully relocated to the Newton Aycliffe facility, demand for transceivers for point to point cellular base station interconnections remained low, however new business opportunities for this division are being pursued with various OEM customers. This business segment includes the Digital Signal Processing business of Filtronic Sigtek, Inc., which is supporting the development of power amplifiers and other integrated RF front end products within the Wireless Infrastructure business.

The Compound Semiconductor business, which reports to Professor C M Snowden, is fully covered in the Executive Chairman's Statement on pages 2 to 4.

At the end of the financial year the group employed 2,938 people, a reduction of 203 (6%) from 31 May 2002. These reductions have come primarily from the Wireless Infrastructure business, together with the impact of the closure of the Santa Clara compound semiconductor fabrication facility. Staff numbers have increased in the Cellular Handset Products business, particularly in China where production levels have been increased.

A R Needle
Managing Director
28 July 2003



Results

Operating profit before exceptional costs, goodwill amortisation and share compensation charges, excluding the Compound Semiconductor activity, was £25.6m (2002 £34.0m) on sales of £237.8m (2002 £273.0m). On the same basis, the Compound Semiconductor activity incurred a loss of £14.6m (2002 £16.2m) on sales of £3.5m (2002 £7.5m). The profit for the group after the above charges, interest, currency gain and taxation was £1.1m (2002 £29.0m loss).

Research and development expenditure

Every business within Filtronic charges all research and development costs to the profit and loss account as they are incurred. Such costs totalled £28.3m (2002 £32.1m), representing 11.7% of sales (2002 11.4%).

Impairment reviews

In accordance with Financial Reporting Standard 11 "Impairment of Fixed Assets and Goodwill", the Board has carried out impairment reviews in respect of Sage Laboratories, Inc., and the Compound Semiconductor operation at Newton Aycliffe because of operating losses being incurred in these activities. These reviews were based on a series of forecasts for the entity concerned including both profit and loss and cash flow. A discounted cash flow calculation was prepared which compared the forecast cash flow to the current carrying value of the assets concerned. The discount rate applied was 10%. Sensitivity analysis was applied to the key underlying assumptions including the discount rate.

In the case of the Newton Aycliffe Compound Semiconductor activity, the most important assumptions are those related to the timing and extent of future revenues, where changes in assumptions would result in material movements in the discounted cash flow calculation. Additionally, a series of performance milestones, both operational and technical, have been determined and progress in achieving these milestones is reviewed regularly to monitor developments which are fundamental to the assumptions underlying the forecast operating results. Should some or all of these milestones not be achieved as expected, then the Board may find it necessary to review and possibly change some of the assumptions used. Inherently, these assumptions are highly subjective and contain significant levels of judgement related to operational and technical matters as well as to broader market issues.

Having taken all of these areas of judgement and their related assumptions into account, the Board has determined that no impairment has taken place either at Sage or Newton Aycliffe.

Foreign currency and exchange rates

The company's policy is not to hedge against transactions which occur in any of the functional currencies of any of the company's subsidiaries. These currencies are sterling, US dollars, euro, Australian dollars and Chinese yuan. Forward foreign exchange contracts or similar instruments are used to hedge sales and purchases which occur in other currencies, where such transactions are material. The company does not hedge against any balance sheet currency translation risks, however, where practicable, subsidiaries retain surplus cash funds in US dollars because the group's borrowings are denominated in US dollars.

Exceptional net gain on repayment of debt

During the year the company bought back $37.2m of 10% Senior Notes. These purchases were at a range of prices less than par value realising an exceptional net gain of £0.9m in total.

Net financing currency exchange gain

A gain of £4.2m (2002 £0.2m) has been recorded in the profit and loss account as a result of foreign currency movements on cash balances and the dollar denominated 10% Senior Notes. Additionally, a gain of £5.3m (2002 £2.5m) arising solely from currency exchange movements on that part of the 10% Senior Notes which hedges overseas assets has been taken directly to reserves.



Taxation

The group taxation charge of £2.7m (2002 £3.5m) arises primarily from the group's operations in Finland, where taxable profits cannot be relieved by losses available under other jurisdictions. To a lesser extent, charges arise from taxable profits in China which are not fully covered by exemptions and from state taxes which are payable in the USA.

In accordance with Financial Reporting Standard 19 "Deferred Tax", the company has recognised deferred tax on the full liability method. The deferred tax charge of £291,000 comprises capital allowances in advance of depreciation in Finland. At 31 May 2003, the deferred tax provision was £750,000 (2002 £408,000).

Capital expenditure

Total capital expenditure amounted to £8.2m (2002 £11.4m). In the last two financial years, levels of capital expenditure have been much lower than in the preceding two years. In the main, this has been due to the completion of the capital programme at Newton Aycliffe, where total capital expenditure to 31 May 2003 has amounted to £49.3m, which is carried at a net book value of £34.6m after depreciation. Looking forward, there are no similarly large capital programmes currently anticipated.

Deferred income

Deferred income comprises government grants and the cash fee paid by BAE SYSTEMS Avionics Limited ("BAE") in connection with the Supply and Development Agreement dated 30 November 2001. This agreement contains a number of terms and obligations, the principal ones of which are described in Note 26 to the financial statements. The fee is being recognised in the profit and loss account in equal monthly amounts of £66,000, from 1 May 2003 until 31 December 2015. A Regional Selective Assistance grant of £5m was negotiated in 1999 in respect of Newton Aycliffe. This is receivable over five years if certain employment and capital expenditure targets are met. At 31 May 2003, a total of £2.2m of this grant had been received.

Working capital

Working capital cash generation was £11.1m (2002 £15.9m), of which £3.9m was attributable to a reduction in debtors and £8.7m to a reduction in stocks. Total stocks of £34.3m included £2.5m related to labour and overhead with the balance representing materials. Work in progress and finished goods levels were reduced by 20.1% from £14.4m to £11.5m. Levels of raw materials held were reduced by over 22% to £22.8m.

Cash flow

The company generated £38.5m (2002 £64.2m) of net cash flow from operating activities. The 2002 figure included £10m licence fee income from BAE. EBITDA before exceptional closure costs of £1.8m (2002 £nil) and non-cash share compensation of £0.2m (2002 £1.6m) was £29.2m (2002 £38.3m), representing 12.1% of sales and 3.7 times net interest payable.

Financing

At 31 May 2003, the group had cash balances of £6.5m. Net gearing was 51% (2002 81%). Outstanding debt was £63.2m (2002 £96.2m) comprising $103.6m (2002 $140.8m) of unsecured Senior Notes, which bear a fixed interest rate of 10% and are repayable on 1 December 2005. There are no performance related maintenance covenants associated with these Notes. The company also has a £31.0m bank overdraft facility, which was undrawn at 31 May 2003 and is due for review in June 2004.

J Samuel FCA
Finance Director
28 July 2003



Executive directors

Professor J David Rhodes CBE FRS FREng BSc PhD DSc DEng (Hon) DSc (Hon) FIEE FIEEE (aged 59) has been Executive Chairman since founding Filtronic in 1977 and also serves as Chief Executive Officer. Professor Rhodes has been a professor of electronic and electrical engineering at Leeds University since 1975 and is an internationally recognised figure in the field of circuit theory and microwave engineering. He has written over one hundred technical papers and books on the subject and has received several international awards. In the 1992 New Year's Honours List he was made an Officer, Order of the British Empire, for his contribution to science and technology and in 1993 he was elected a Fellow of the Royal Society. In the 2000 New Year's Honours List he was made a Commander, Order of the British Empire, for his contribution to engineering, research and industry. In 2003, Professor Rhodes was awarded the Prince Phillip Medal by the Royal Academy of Engineering. Professor Rhodes is a non-executive director of Polar Capital Technology Trust PLC.

Professor Christopher Snowden FREng BSc MSc PhD CEng FIEE FIEEE (aged 47) is Chief Executive Officer, Compound Semiconductors, having been a director since 1998. Prior to joining Filtronic in 1998, Professor Snowden was head of the school of Electronic and Electrical Engineering at Leeds University.

Alan Needle (aged 48) has been Managing Director since 2002. He has operational responsibility for all of the business segments except for Compound Semiconductors. Previously he was Managing Director of the Wireless Infrastructure business. He joined Filtronic in 1986.

Dr Christopher Mobbs BSc PhD MIEEE (aged 41) has been Director of Engineering since 2002. He has served as Chief Technical Officer since 1997. He joined Filtronic Components as an engineer after graduating from Leeds University in 1982.

John Samuel (aged 46) has been Finance Director since 1991. Prior to joining the company, he was a partner in Baker Tilly, Chartered Accountants.

Christopher Schofield (aged 40) has been Company Secretary since 1995 and an executive director since 1998. He is a qualified solicitor and currently serves as a partner in Schofield Sweeney.

Non-executive directors

Rhys Williams (aged 69) is the senior non-executive director. He has been a non-executive director and chairman of the remuneration committee since 1994. Mr Williams was an executive director of GEC from 1985 to 1991. He currently serves as non-executive chairman of Radstone Technology plc and as a non-executive director of Acal plc and Comunica Holdings plc.

Richard Blake (aged 67) has been a non-executive director since 1994 and has been chairman of the audit committee since 1995. Mr Blake was a partner in Baker Tilly from 1964 until his retirement in 1993. Mr Blake is a non-executive director of YooMedia plc.

Professor Stephen Burbank (aged 56) has been a non-executive director since 1994. Professor Burbank is currently the David Berger Professor for the Administration of Justice at the University of Pennsylvania. He is a director of the American Academy of Political and Social Science and the American Judicature Society.

Ian Hardington (aged 39) has been a non-executive director since 1999. Mr Hardington is a Principal with Mansfield Partners, Inc., a US based investment advisory firm.

Graham Meek (aged 56) has been a non-executive director since 1999. Previously he was a director of Beeson Gregory Limited. He is a non-executive director of ICM Computer Group plc.

The Board determines the remuneration of the non-executive directors, all of whom are independent.



The directors present their report and the audited financial statements for the year ended 31 May 2003.

Principal activities

The principal activities of the group are the design and manufacture of microwave products and compound semi-conductors for wireless telecommunications systems and military applications.

Review of the business and state of the group's affairs

The Executive Chairman's Statement, the Operating Review and the Financial Review on pages 2 to 7 inclusive contain a review of the group's business.

The directors are satisfied with the state of affairs of the company and the group and believe it is well positioned to grow through opportunities offered by the worldwide wireless telecommunications and military markets.

Financial results and dividend

The results for the year are set out in the profit and loss account on page 14. The position at the end of the year is shown in the balance sheet on page 17.

Following an interim dividend of 0.90p (2002 0.90p) per ordinary share, the directors are recommending payment of a final dividend of 1.80p (2002 1.80p), making a full year dividend of 2.70p (2002 2.70p) per ordinary share.

Research and development

Research and development costs amounted to £28.3m (2002 £32.1m). All such costs are written off to the profit and loss account as incurred.

Directors and their interests

The directors of the company during the year were as follows:
Professor J David Rhodes CBE FRS FREng BSc PhD DSc DEng(Hon) DSc(Hon) FIEE FIEEE
Professor Christopher Snowden FREng BSc MSc PhD CEng FIEE FIEEE
Alan Needle MBA
Dr Christopher Mobbs BSc PhD MIEEE
John Samuel BA FCA
Christopher Schofield MA (Cantab)
Rhys Williams BSc
Richard Blake FCA
Professor Stephen Burbank BA JD
Ian Hardington
Graham Meek

Details of their interests in the share capital of the company are set out in the remuneration report on pages 49 to 53.

R Williams, R Blake and G Meek retire by rotation and, being eligible, offer themselves for re-election.



Substantial shareholdings

The following shareholders, other than the directors, have indicated a holding of 3% or more of the issued share capital as at 18 July 2003.

	Number of 10p ordinary shares	% of issued share capital
Prudential plc	10,465,737	14.1
Fidelity International Limited	9,687,275	13.0
Legal & General Investment Management Limited	2,231,828	3.0

Political and charitable contributions

No contributions were made for political purposes. A total of £24,000 (2002 £17,000) was donated to various charities.

Employees

The group is conscious of its obligations towards disabled persons and tries to ensure that they receive equal opportunities. So far as particular disabilities permit, the group will continue to provide employment for any existing employee who becomes disabled. The group will also provide relevant training, career development and promotion for disabled employees where this is appropriate. The group operates internationally and its employment policies are designed to meet local regulations and requirements. The group believes in keeping employees fully informed on matters which affect them through communication procedures including staff meetings, a group-wide newsletter and a culture which encourages openness and interaction between all members of staff.

Environmental, social and ethical policies

Care for the environment is an integral part of the group's business activities worldwide. It is the group's policy to ensure that its facilities throughout the world are safe and acceptable to the communities in which they operate. The group is committed to ensure that their impact on the environment is minimised. The group supports and trains its personnel to act responsibly in matters relating to the environment. The group takes account of relevant legislation and regulations and analyses its practices, processes and products to reduce their environmental impact, and works with its customers and suppliers to achieve a high standard of product stewardship. Wherever possible, components and materials are re-used or re-cycled. The re-use and the utilisation and re-cycling of packaging is subject to monitoring. The group continues to work with its customers to implement programmes to design products for disassembly and re-cycling, and in particular so as to ensure compliance with the proposed European Union directives on waste electrical and electronic equipment and the restriction of certain hazardous substances in electrical and electronic equipment. The Board will take social, environmental and ethical issues into account when, in the Board's opinion, these have or are likely to have a material impact on either investment risk or return. In particular the group will take account of any legal responsibility to take remedial action for injury to persons or damage to property and whether any extreme adverse publicity could have a material impact on revenues.

Supplier payment policy

It is the group's policy to abide by the terms of payment agreed with suppliers in respect of the goods and services properly invoiced to the group. At 31 May 2003 trade creditors of £20.6m represented 51 days' purchases, calculated in accordance with the Companies Act.



Special business at the annual general meeting

Remuneration report

Pursuant to the Directors' Remuneration Report Regulations 2002 the Board proposes the remuneration report which is set out on pages 49 to 53, for approval (resolution 7 in the notice of annual general meeting). No entitlement of a director to remuneration is conditional on the resolution being passed but the result of the vote will be taken into account in considering the development and operation of the company's remuneration policy.

Authority to allot shares

The Companies Act 1985 requires that the authority of the directors to allot relevant securities shall be subject to the approval of shareholders in general meeting or to an authority set out in the company's Articles of Association. Accordingly, an ordinary resolution (resolution 8 set out in the notice of annual general meeting) will be proposed at the annual general meeting to renew the authority granted at the annual general meeting held on 27 September 2002 and thereby authorise the directors to allot unissued ordinary shares of the company up to a total nominal value of £2,476,814 (representing one third of the nominal value of the company's issued share capital).

The Companies Act 1985 also requires that any equity shares issued wholly for cash must be offered to existing shareholders in proportion to their existing holdings. This requirement was disapplied to a limited extent by a resolution passed at the annual general meeting held on 27 September 2002 and a special resolution (resolution 9 set out in the notice of annual general meeting) will be proposed at the annual general meeting to renew the directors' authority to allot equity shares for cash other than on a pro rata basis. This will be limited to equity shares having a nominal value of up to £371,522 (representing 5% of the issued share capital of the company). This authority will terminate no later than fifteen months after the passing of the special resolution.

Auditors

During the year Ernst & Young LLP resigned as auditors and the directors appointed KPMG Audit Plc in their place. A resolution to re-appoint KPMG Audit Plc as auditors will be proposed at the annual general meeting.

By order of the Board
C E Schofield
Secretary
28 July 2003



Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and the group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

a) select suitable accounting policies and then apply them consistently;

b) make judgements and estimates that are reasonable and prudent;

c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.



We have audited the financial statements on pages 14 to 46. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report and the directors' remuneration report. As described on page 12, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 47 to 48 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

i) the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 May 2003 and of the profit of the group for the year then ended; and

ii) the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Leeds
28 July 2003

Consolidated Profit and Loss Account



for the year ended 31 May 2003

	note	Excluding Compound semi-conductors 2003 £000	Compound semi-conductors 2003 £000	2003 £000
Sales	3	**237,816**	**3,452**	**241,268**
Operating profit/(loss) before closure costs, goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		25,658	(14,637)	11,021
Exceptional closure costs	6	–	(1,812)	(1,812)
Goodwill amortisation		(2,348)	–	(2,348)
Exceptional goodwill impairment	7	–	–	–
Exceptional tangible fixed asset impairment	8	–	–	–
Share compensation	9	(146)	–	(146)
Operating profit/(loss)	4	23,164	(16,449)	6,715
Net interest payable	12			(7,995)
Net financing currency exchange gain	13			4,236
Exceptional net gain on repayment of debt	14			881
				(2,878)
Profit on ordinary activities before taxation				3,837
Taxation on profit on ordinary activities	15			(2,753)
Profit on ordinary activities after taxation				1,084
Dividends	16			(2,006)
Deficit for the year				(922)
Adjusted earnings per share				
Basic	17			**0.37p**
Diluted	17			**0.37p**
Earnings per share				
Basic	17			**1.46p**
Diluted	17			**1.45p**
Dividend per share	16			**2.70p**



for the year ended 31 May 2002

	note	Excluding Compound semi-conductors 2002 £000	Compound semi-conductors 2002 £000	2002 £000
Sales	3	273,066	7,481	280,547
Operating profit/(loss) before closure costs, goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		34,029	(16,196)	17,833
Exceptional closure costs	6	-	-	-
Goodwill amortisation		(3,880)	(1,472)	(5,352)
Exceptional goodwill impairment	7	(5,658)	(10,378)	(16,036)
Exceptional tangible fixed asset impairment	8	-	(7,938)	(7,938)
Share compensation	9	(1,570)	-	(1,570)
Operating profit/(loss)	4	22,921	(35,984)	(13,063)
Net interest payable	12			(12,638)
Net financing currency exchange gain	13			165
Exceptional net gain on repayment of debt	14			-
				(12,473)
Loss on ordinary activities before taxation				(25,536)
Taxation on loss on ordinary activities	15			(3,508)
Loss on ordinary activities after taxation				(29,044)
Dividends	16			(1,999)
Deficit for the year				(31,043)
Adjusted earnings per share				
Basic	17			2.28p
Diluted	17			2.25p
Loss per share				
Basic	17			(39.31)p
Diluted	17			(39.31)p
Dividend per share	16			2.70p

Consolidated Statement of Total Recognised Gains and Losses



for the year ended 31 May 2003

	2003	2002
	£000	£000
Profit/(loss) on ordinary activities after taxation	**1,084**	(29,044)
Currency exchange movement arising on consolidation	**(590)**	1,422
Currency exchange movement on loan (note 39)	**5,329**	2,496
Total recognised gains and losses for the year	**5,823**	(25,126)



Consolidated Balance Sheet

at 31 May 2003

	note	2003 £000	2002 £000
Fixed assets			
Intangible assets	18	**35,769**	34,720
Tangible assets	20	**96,272**	108,589
		132,041	143,309
Current assets			
Stocks	21	**34,344**	43,735
Debtors	22	**50,908**	55,435
Cash		**6,522**	9,083
		91,774	108,253
Creditors: amounts falling due within one year	23	**38,821**	39,774
Net current assets		**52,953**	68,479
Total assets less current liabilities		**184,994**	211,788
Creditors: amounts falling due after one year	24	**61,942**	93,769
Provision for deferred tax	25	**750**	408
Deferred income	26	**13,143**	12,415
Net assets		**109,159**	105,196

	note	2003 £000	2002 £000
Capital and reserves			
Called up share capital	27	**7,430**	7,409
Share premium account	28	**135,851**	134,151
Shares to be issued	28	**4,321**	6,682
Revaluation reserve	28	**106**	106
Other reserve	28	**828**	-
Profit and loss account	29	**(39,377)**	(43,152)
Equity shareholders' funds		**109,159**	105,196

Approved by the Board on 28 July 2003 and signed on its behalf by

Professor J D Rhodes CBE FRS FREng

Consolidated Cash Flow Statement



for the year ended 31 May 2003

	note	2003 £000	2002 £000
Net cash flow from operating activities	A	38,528	64,218
Returns on investment and servicing of finance			
Interest received		231	358
Interest paid		(7,638)	(11,629)
Net cash flow from returns on investment and servicing of finance		(7,407)	(11,271)
Tax paid		(4,128)	(2,345)
Capital expenditure			
Purchase of tangible fixed assets		(8,198)	(11,369)
Sale of tangible fixed assets		1,378	1,312
Government grants received		1,319	1,034
Net cash flow from capital expenditure		(5,501)	(9,023)
Equity dividends paid		(2,002)	(1,992)
Net cash flow before financing		19,490	39,587
Financing			
Issue of shares		–	264
Loans repaid		(22,107)	(21,982)
Net cash flow from financing		(22,107)	(21,718)
(Decrease)/increase in cash	B	(2,617)	17,869

A Reconciliation of operating profit/(loss) to net cash flow from operating activities

	2003 £000	2002 £000
Operating profit/(loss)	**6,715**	(13,063)
Goodwill amortisation	**2,348**	5,352
Exceptional goodwill impairment	**–**	16,036
Share compensation	**146**	1,570
Depreciation	**19,322**	20,433
Exceptional tangible fixed asset impairment	**–**	7,938
(Profit)/loss on disposal of tangible fixed assets	**(518)**	191
Licence fee income received	**–**	10,000
Licence fee released	**(66)**	-
Government grants released	**(525)**	(134)
Movement in stocks	**8,734**	7,445
Movement in debtors	**3,876**	12,115
Movement in creditors	**(1,504)**	(3,665)
Net cash flow from operating activities	**38,528**	64,218

B Reconciliation of net cash flow to movement in net debt

	2003 £000	2002 £000
(Decrease)/increase in cash	**(2,617)**	17,869
Cash flow from debt	**22,107**	21,982
Change in net debt from cash flows	**19,490**	39,851
Non-cash movement	**293**	(1,367)
Currency exchange movement	**9,483**	2,754
Movement in net debt	**29,266**	41,238
Opening net debt	**(84,686)**	(125,924)
Closing net debt	**(55,420)**	(84,686)

C Analysis of movement in net debt

	At 1 June 2002 £000	Cash flow £000	Non-cash movement £000	Currency exchange movement £000	At 31 May 2003 £000
Cash	9,083	(2,617)	–	56	**6,522**
Loans due after one year	(93,769)	22,107	293	9,427	**(61,942)**
Net debt	(84,686)	19,490	293	9,483	**(55,420)**

Consolidated Reconciliation of Shareholders' Funds



for the year ended 31 May 2003

	2003	2002
	£000	£000
Profit/(loss) on ordinary activities after taxation	**1,084**	(29,044)
Dividends	**(2,006)**	(1,999)
Deficit for the year	**(922)**	(31,043)
Contribution to QUEST	**–**	(461)
Currency exchange movement arising on consolidation	**(590)**	1,422
Currency exchange movement on loan (note 39)	**5,329**	2,496
Issue of shares	**2,507**	3,229
Shares to be issued – shares issued	**(2,507)**	(2,504)
Shares to be issued – share compensation	**146**	1,570
Movement in shareholders' funds	**3,963**	(25,291)
Opening shareholders' funds	**105,196**	130,487
Closing shareholders' funds	**109,159**	105,196



Company Balance Sheet

at 31 May 2003

	note	2003 £000	2002 £000
Fixed assets			
Tangible assets	20	**9,816**	10,103
Investments	19	**28,276**	25,958
		38,092	36,061
Current assets			
Debtors	22	**227,063**	234,698
Cash		**3,840**	5,045
		230,903	239,743
Creditors: amounts falling due within one year	23	**4,048**	5,048
Net current assets		**226,855**	234,695
Total assets less current liabilities		**264,947**	270,756
Creditors: amounts falling due after one year	24	**61,942**	93,769
Provision for deferred tax	25	**239**	281
Net assets		**202,766**	176,706
Capital and reserves			
Called up share capital	27	**7,430**	7,409
Share premium account	28	**135,851**	134,151
Shares to be issued	28	**4,321**	6,682
Profit and loss account	29	**55,164**	28,464
Equity shareholders' funds		**202,766**	176,706

Approved by the Board on 28 July 2003 and signed on its behalf by

Professor J D Rhodes CBE FRS FREng



Basis of accounting

The financial statements have been prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards. The following accounting policies have been applied consistently in accounting for material items in the financial statements.

Consolidation

The financial statements consolidate the results and net assets of the company and all of its subsidiaries.

Sales

Sales represents amounts receivable, excluding value added tax and overseas sales taxes, in respect of goods provided in the ordinary course of business.

Research and development expenditure

Research and development expenditure is charged to the profit and loss account as incurred.

Operating leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

Share compensation

Share compensation due to employees is charged to the profit and loss account over the vesting period of the shares.

Debt issue costs

Costs incurred in issuing debt are amortised over the term of the loan.

Government grants

Government grants which are related to revenue expenditure are recognised in the profit and loss account so as to match the expenditure to which they relate. Capital grants are shown as deferred income and credited to the profit and loss account over the expected useful economic life of the related asset in line with the depreciation policy set out below.

Foreign currency

The financial statements of overseas subsidiaries are translated at the rate of exchange ruling at the balance sheet date. Currency exchange movements arising on overseas subsidiaries' net assets, long term intra group loans and intra group dividends are taken directly to reserves. Sales and purchases in foreign currencies are translated at the rate of exchange ruling at the time of the transaction. Monetary assets and liabilities are translated at the year end rate of exchange. Currency exchange movements are included in the profit and loss account for the year, except for those arising on long term loans. The currency exchange movements on long term loans are taken directly to reserves to the extent that they are offset by the currency exchange movements arising on the net assets of overseas subsidiaries and long term intra group loans that they finance. Any currency exchange movements which are not offset are included in the profit and loss account for the year.



Goodwill

Goodwill arising on acquisitions is capitalised in the consolidated balance sheet as intangible fixed assets. Goodwill is amortised in equal instalments over the lower of 20 years or its estimated economic life. Goodwill is reviewed for impairment at the end of the first full financial year following the acquisition, and in other periods if there are indications that the carrying value may not be recoverable. Goodwill that arose on acquisitions prior to 1 June 1998 was set off directly against reserves. This goodwill will be taken into account in the event that these businesses are disposed.

Tangible fixed assets

Fixed assets are included in the financial statements at cost less accumulated depreciation.

Depreciation is provided in order to write off the cost of tangible fixed assets in equal instalments over their useful lives as follows:

Freehold land	Not depreciated
Freehold buildings	50 years
Plant and machinery	3–10 years
Fixtures and fittings	7–10 years
Motor vehicles	3–5 years

The carrying values of tangible fixed assets are reviewed for impairment if there are indications that the carrying values may not be recoverable.

Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and estimated net realisable value. Cost comprises the weighted average cost of raw materials and components together with direct labour and attributable overheads. Estimated net realisable value is based on the estimated selling price less further costs expected to be incurred to completion and sale.

Deferred taxation

Deferred tax is recognised as a liability or an asset if the transactions or events that give rise to an obligation to pay more tax in the future or a right to pay less tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted. Deferred tax is not provided on unremitted earnings of overseas subsidiaries where there is no commitment to remit these earnings. Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Pension schemes

The company operates a defined benefits pension scheme for United Kingdom employees. The contributions to the scheme are charged to the profit and loss account so as to spread the cost over the employees' working lives with the company. The company's overseas subsidiaries operate defined contribution pension schemes for their employees. Contributions are charged to the profit and loss account as they become payable.



1 Geographical origin segment analysis

	2003 £000	2002 £000
Sales		
United Kingdom	**102,807**	108,951
Finland	**64,954**	68,936
United States of America	**56,967**	98,871
Australia	**5,490**	14,962
China	**21,791**	12,857
Inter segment	**(10,741)**	(24,030)
	241,268	280,547
Operating profit/(loss) before closure costs, goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		
United Kingdom	**167**	2,862
Finland	**8,087**	12,316
United States of America	**2,895**	2,482
Australia	**(2,004)**	793
China	**6,811**	4,332
Central costs	**(4,935)**	(4,952)
	11,021	17,833
Operating profit/(loss)		
United Kingdom	**167**	2,862
Finland	**5,960**	10,424
United States of America	**716**	(26,522)
Australia	**(2,004)**	793
China	**6,811**	4,332
Central costs	**(4,935)**	(4,952)
	6,715	(13,063)
Net operating assets		
United Kingdom	**64,282**	70,978
Finland	**56,756**	58,462
United States of America	**30,466**	48,325
Australia	**6,031**	7,928
China	**10,922**	9,026
Central	**(507)**	(390)
Net operating assets	**167,950**	194,329
Non-operating net liabilities	**(3,371)**	(4,447)
Net debt	**(55,420)**	(84,686)
Net assets	**109,159**	105,196

The operating profit/(loss) in the United States of America is after charging £1,812,000 (2002 £nil) of exceptional closure costs, £nil (2002 £16,036,000) of exceptional goodwill impairment and £nil (2002 £7,938,000) of exceptional tangible fixed asset impairment.

2 Business segment analysis

	2003 £000	2002 £000
Sales		
Wireless infrastructure	**151,715**	188,589
Cellular handset products	**51,242**	48,845
Electronic warfare	**25,721**	26,977
Broadband access	**10,796**	12,544
Inter segment	**(1,658)**	(3,889)
Excluding compound semiconductors	**237,816**	273,066
Compound semiconductors	**3,452**	7,481
	241,268	280,547
Operating profit/(loss) before closure costs, goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		
Wireless infrastructure	**20,962**	31,777
Cellular handset products	**12,961**	11,570
Electronic warfare	**(492)**	(1,336)
Broadband access	**(2,838)**	(3,030)
Central costs	**(4,935)**	(4,952)
Excluding compound semiconductors	**25,658**	34,029
Compound semiconductors	**(14,637)**	(16,196)
	11,021	17,833
Operating profit/(loss)		
Wireless infrastructure	**20,962**	31,777
Cellular handset products	**10,834**	9,678
Electronic warfare	**(713)**	(1,583)
Broadband access	**(2,984)**	(11,999)
Central costs	**(4,935)**	(4,952)
Excluding compound semiconductors	**23,164**	22,921
Compound semiconductors	**(16,449)**	(35,984)
	6,715	(13,063)
Net operating assets		
Wireless infrastructure	**73,841**	91,675
Cellular handset products	**51,723**	48,904
Electronic warfare	**16,049**	18,122
Broadband access	**3,441**	7,055
Central	**(507)**	(390)
Net operating assets excluding compound semiconductors	**144,547**	165,366
Compound semiconductors	**23,403**	28,963
Net operating assets	**167,950**	194,329
Non-operating net liabilities	**(3,371)**	(4,447)
Net debt	**(55,420)**	(84,686)
Net assets	**109,159**	105,196

The operating loss of compound semiconductors is stated after charging £1,812,000 (2002 £nil) of exceptional closure costs, £nil (2002 £10,378,000) of exceptional goodwill impairment and £nil (2002 £7,938,000) of exceptional tangible fixed asset impairment. The operating loss of broadband access is stated after charging £nil (2002 £5,658,000) of exceptional goodwill impairment.



3 Sales analysis by destination

	2003 £000	2002 £000
United Kingdom	**12,875**	14,108
Europe	**131,800**	112,976
North America	**48,180**	84,800
Asia Pacific	**48,413**	68,663
	241,268	280,547

4 Operating profit/(loss)

	2003 £000	2002 £000
Income		
Sales	**241,268**	280,547
Decrease in stocks of finished goods and work in progress	**(2,877)**	(6,437)
	238,391	274,110
Costs		
Raw materials and consumables	**101,233**	108,776
Staff costs		
Wages and salaries	**60,455**	73,611
Social security costs	**5,811**	6,844
Other pension costs	**3,870**	4,352
Share compensation (note 9)	**146**	1,570
	70,282	86,377
Depreciation	**19,322**	20,433
Exceptional tangible fixed asset impairment (note 8)	**–**	7,938
Goodwill amortisation	**2,348**	5,352
Exceptional goodwill impairment (note 7)	**–**	16,036
Other operating charges	**38,491**	42,261
	231,676	287,173
Operating profit/(loss)	**6,715**	(13,063)

5 Profit and loss account items

	2003 £000	2002 £000
Operating profit/(loss) is stated after charging/(crediting):		
Exceptional closure costs (note 6)	**1,812**	-
Research and development costs	**28,323**	32,131
(Profit)/loss on disposal of tangible fixed assets	**(518)**	191
Auditors' remuneration – audit services	**163**	221
– other assurance services	**15**	22
– other services	**-**	41
Operating lease rentals – land and buildings	**1,345**	1,383
– other	**2,266**	2,369
Licence fee released	**(66)**	-
Government grants released	**(525)**	(134)

6 Exceptional closure costs

	2003 £000	2002 £000
Exceptional closure costs	**1,812**	-

The exceptional closure costs relate to the closure of the compound semiconductor fabrication facility at Filtronic Solid State, Santa Clara, California.

7 Exceptional goodwill impairment

	2003 £000	2002 £000
Exceptional goodwill impairment	**-**	16,036

There has been no impairment to goodwill in the year ended 31 May 2003. In the year ended 31 May 2002, £10,378,000 of the exceptional goodwill impairment arose in respect of the compound semiconductor operation at Filtronic Solid State and £5,658,000 in respect of Filtronic Sigtek, Inc., which forms part of the broadband access business segment.

8 Exceptional tangible fixed asset impairment

	2003 £000	2002 £000
Exceptional tangible fixed asset impairment	**-**	7,938

There has been no impairment to tangible fixed assets in the year ended 31 May 2003. In the year ended 31 May 2002, the whole of the exceptional tangible fixed asset impairment arose in respect of the compound semiconductor operation at Filtronic Solid State.

In carrying out impairment reviews under Financial Reporting Standard 11 "Impairment of Fixed Assets and Goodwill", the Board has reviewed value in use calculations for the business units of Sage Laboratories, Inc., and the compound semiconductor activities of Filtronic Solid State and at Newton Aycliffe. In each of these calculations, a discount rate of 10% has been applied to the projected cash flows. With respect to Sage Laboratories, Inc., the calculation period before assuming a zero long term growth rate extended to 8 years. This is deemed appropriate due to the time cycles associated with electronic warfare programmes. With respect to the Newton Aycliffe investment, the period over which discounted cash flows were calculated was 7 years. No cash flows were assumed from that point forward. This is deemed appropriate as the sales revenue projections were based upon both internally generated forecasts and independent data extending through that period.



9 Share compensation

	2003 £000	2002 £000
Share compensation	**146**	1,570

As a result of the acquisition of Filtronic Sigtek, Inc. on 22 August 2000, a maximum cumulative charge of £4,285,000, comprising the issue to certain employees of Filtronic Sigtek, Inc. of a maximum of 364,067 ordinary shares of 10p each in Filtronic plc, could arise over the four year period following the acquisition. This share compensation is contingent on Filtronic Sigtek, Inc. maintaining the number and quality of its engineers over that period. The cumulative charge at 31 May 2003 was £4,009,000 (2002 £3,863,000).

10 Employees

The monthly average number of people, including executive directors, employed by the group was:

	2003 Number	2002 Number
United Kingdom	**1,282**	1,409
Finland	**557**	841
United States of America	**520**	649
Australia	**131**	216
China	**402**	202
Japan	**1**	1
	2,893	3,318

11 Directors' remuneration

Details of the remuneration, pension entitlements and share options of the directors are set out in the remuneration report on pages 49 to 53.

12 Net interest payable

	2003 £000	2002 £000
Interest receivable		
Interest on bank deposits	**231**	358
Interest payable		
Interest on bank borrowings	**51**	460
Interest on other loans	**7,587**	11,169
Debt issue costs – amortisation	**588**	824
Debt issue costs – loss on repayment of debt	**–**	543
	8,226	12,996
Net interest payable	**7,995**	12,638



13 Net financing currency exchange gain

	2003 £000	2002 £000
Currency exchange gain/(loss) on cash balances	138	(224)
Currency exchange gain on loan (note 39)	4,098	389
	4,236	165

14 Exceptional net gain on repayment of debt

	2003 £000	2002 £000
Profit on repayment of debt	1,443	-
Debt issue costs – loss on repayment of debt	(562)	-
	881	-

15 Taxation on profit/(loss) on ordinary activities

	2003 £000	2002 £000
Current tax		
United Kingdom	37	162
Overseas	2,425	2,938
	2,462	3,100
Deferred tax		
Overseas origination and reversal of timing differences	291	408
	2,753	3,508

The United Kingdom current tax charge arises from taxes paid overseas on income paid to the United Kingdom which cannot be fully relieved against United Kingdom taxes. The overseas tax charge for the year arises primarily from the group's operations in Finland and to a lesser extent in China, where taxable profits cannot be relieved by losses available in other jurisdictions. Additionally, the overseas tax charge includes certain state taxes in the United States of America.



15 Taxation on profit/(loss) on ordinary activities (continued)

The current tax charged for the period is higher than the standard rate of corporation tax in the United Kingdom. The difference is analysed below:

	2003 £000	2002 £000
Profit/(loss) on ordinary activities before tax	**3,837**	(25,536)
Profit/(loss) on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2002 30%)	**1,151**	(7,661)
Effect of:		
Disallowable items	**172**	166
Disallowable goodwill amortisation and impairment	**624**	2,861
Depreciation and impairment in advance of capital allowances	**1,880**	3,298
Goodwill amortisation and impairment in advance of tax allowance	**–**	2,966
Tax allowance on impaired goodwill	**(526)**	–
Other timing differences	**303**	183
Tax losses carried forward	**2,094**	2,031
Start-up years profit exemption and rate reduction in China	**(1,357)**	(1,130)
Overseas tax rate differences	**(247)**	–
Foreign exchange differences	**(1,656)**	(65)
Allowable share option deductions	**–**	(20)
Disallowable share compensation	**24**	471
Current tax	**2,462**	3,100

Therefore the group tax charge is expected to be primarily the tax charge on profits arising in Finland and China together with state taxes in the United States of America.

16 Dividends

	2003 per share	2002 per share	**2003 £000**	2002 £000
Interim dividend – paid	**0.90p**	0.90p	**669**	666
Final dividend – proposed	**1.80p**	1.80p	**1,337**	1,333
	2.70p	2.70p	**2,006**	1,999

17 Earnings/(loss) per share

	2003	2002
Adjusted basic earnings per share	0.37p	2.28p
Effect of adjusted items net of taxation	1.09p	(41.59)p
Basic earnings/(loss) per share	1.46p	(39.31)p
Adjusted diluted earnings per share	0.37p	2.25p
Effect of adjusted items net of taxation	1.08p	(41.56)p
Diluted earnings/(loss) per share	1.45p	(39.31)p

	£000	£000
Adjusted profit	273	1,687
Exceptional closure costs	(1,812)	-
Goodwill amortisation	(2,348)	(5,352)
Exceptional goodwill impairment	-	(16,036)
Exceptional tangible fixed asset impairment	-	(7,938)
Share compensation	(146)	(1,570)
Net financing currency exchange gain	4,236	165
Exceptional net gain on repayment of debt	881	-
Profit/(loss) on ordinary activities after taxation	1,084	(29,044)

Weighted average number of shares in issue	74,245,267	73,881,832
Dilution effect of share options	-	243,482
Dilution effect of contingently issuable shares	459,850	708,543
Diluted weighted average number of shares	74,705,117	74,833,857

The adjusted earnings/(loss) per share figures have been provided in order that the effects of the adjusted items on reported earnings per share can be fully appreciated.



18 Intangible fixed assets

The group

	Goodwill £000
Cost	
At 1 June 2002	80,932
Currency exchange movement	96
At 31 May 2003	**81,028**
Amortisation	
At 1 June 2002	46,212
Charge for the year	2,348
Currency exchange movement	(3,301)
At 31 May 2003	**45,259**
Net book value at 31 May 2003	**35,769**
Net book value at 31 May 2002	34,720

The net book value of goodwill at 31 May 2003 comprises £32,439,000 (2002 £30,744,000) relating to the cellular handset products operations of Filtronic LK Oy in Finland and £3,330,000 (2002 £3,976,000) relating to the electronic warfare operations of Sage Laboratories, Inc. in the United States of America. The goodwill is being amortised over its estimated economic life of 20 years.

19 Investments

The company

	Subsidiaries £000
Cost	
At 1 June 2002	33,688
Group transfers	2,318
At 31 May 2003	**36,006**
Amount provided	
At 1 June 2002 and 31 May 2003	**7,730**
Net book value at 31 May 2003	**28,276**
Net book value at 31 May 2002	25,958

The amount provided of £7,730,000 is against the cost of the investment in Filtronic Sigtek, Inc.

A complete list of the company's subsidiaries, all of which are wholly owned, can be found on page 54.

20 Tangible fixed assets

	Freehold land & buildings £000	Plant & machinery £000	Fixtures & fittings £000	Motor vehicles £000	Total £000
The group					
Cost					
At 1 June 2002	49,290	131,808	11,170	402	192,670
Additions	188	7,249	756	5	8,198
Disposals	(258)	(6,400)	(43)	(41)	(6,742)
Currency exchange movement	188	867	(544)	(3)	508
At 31 May 2003	**49,408**	**133,524**	**11,339**	**363**	**194,634**
Depreciation					
At 1 June 2002	4,960	73,307	5,471	343	84,081
Charge for the year	1,099	16,405	1,789	29	19,322
Disposals	–	(5,810)	(31)	(41)	(5,882)
Currency exchange movement	185	912	(258)	2	841
At 31 May 2003	**6,244**	**84,814**	**6,971**	**333**	**98,362**
Net book value at 31 May 2003	**43,164**	**48,710**	**4,368**	**30**	**96,272**
Net book value at 31 May 2002	44,330	58,501	5,699	59	108,589

	Freehold land & buildings £000	Plant & machinery £000	Fixtures & fittings £000	Motor vehicles £000	Total £000
The company					
Cost					
At 1 June 2002	10,723	536	59	54	11,372
Additions	26	54	2	5	87
At 31 May 2003	**10,749**	**590**	**61**	**59**	**11,459**
Depreciation					
At 1 June 2002	947	229	39	54	1,269
Charge for the year	257	107	9	1	374
At 31 May 2003	**1,204**	**336**	**48**	**55**	**1,643**
Net book value at 31 May 2003	**9,545**	**254**	**13**	**4**	**9,816**
Net book value at 31 May 2002	9,776	307	20	–	10,103

Impairment reviews have been carried out in respect of certain of the group's tangible fixed assets. Following these reviews, the Board has concluded that no impairment has taken place. Further information relating to these reviews is given in note 8 and also in the Financial Review on pages 6 and 7.



21 Stocks

	The group	
	2003	2002
	£000	£000
Raw materials	**22,826**	29,340
Work in progress	**5,664**	7,595
Finished goods	**5,854**	6,800
	34,344	43,735

22 Debtors

	The group		The company	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Trade debtors	**44,492**	48,925	**–**	–
Amounts due from group companies	**–**	–	**226,885**	234,579
Current tax	**320**	422	**–**	–
Other taxation	**1,151**	1,638	**6**	23
Prepayments	**4,945**	4,450	**172**	96
	50,908	55,435	**227,063**	234,698

23 Creditors: amounts falling due within one year

	The group		The company	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Amounts due to group companies	**–**	–	**318**	1,416
Trade creditors	**20,595**	19,061	**–**	–
Current tax	**1,604**	3,128	**1,437**	1,463
Other taxation and social security	**1,559**	1,452	**764**	693
Accruals	**13,726**	14,800	**192**	143
Dividend payable	**1,337**	1,333	**1,337**	1,333
	38,821	39,774	**4,048**	5,048

24 Creditors: amounts falling due after one year

	The group and the company			
	2003	2002	**2003**	2002
	$000	$000	**£000**	£000
Senior Notes repayable 1 December 2005	**103,573**	140,750	**63,216**	96,193
Less deferred debt issue costs			**(1,274)**	(2,424)
			61,942	93,769

The unsecured US dollar Senior Notes bear interest at 10% per annum and have no maintenance covenants attached to them.

25 Provision for deferred tax

	The group		The company	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Capital allowances in advance of depreciation	**750**	408	**239**	281
At 1 June 2002	408		281	
Deferred tax charge/(credit)	291		(42)	
Currency exchange movement	51		-	
At 31 May 2003	**750**		**239**	

Deferred tax assets which have not been recognised:

	The group	
	2003	2002
	£000	£000
Depreciation in advance of capital allowances		
- United Kingdom	**5,482**	2,973
Amortisation in advance of tax allowances		
- Overseas	**7,458**	8,592
Other timing differences		
- Overseas	**2,562**	2,208
Trading losses available for relief against future trading profits - United Kingdom	**2,380**	1,582
- Overseas	**15,623**	14,707
	33,505	30,062

The deferred tax assets have not been recognised as the directors consider that, due to the geographical distribution of the group's deferred tax assets, it is unlikely that the underlying timing differences will reverse in the foreseeable future.



26 Deferred income

	The group		
	Deferred licence fee £000	Deferred government grants £000	Total deferred income £000
At 1 June 2002	10,000	2,415	12,415
Received during the year	–	1,319	1,319
Released during the year	(66)	(525)	(591)
At 31 May 2003	**9,934**	**3,209**	**13,143**

Deferred licence fee comprises the cash fee paid by BAE SYSTEMS Avionics Limited ("BAE") to Filtronic Compound Semiconductors Limited ("FCSL") under the terms of a Supply and Development Agreement dated 30 November 2001 between Filtronic plc, FCSL (together "Filtronic") and BAE. The whole fee was paid during the year ended 31 May 2002. The fee revenue is being recognised in the profit and loss account in equal monthly amounts from 1 May 2003 until 31 December 2015.

The fee has been paid by BAE in consideration of Filtronic entering into the agreement to enable BAE to utilise the Newton Aycliffe facility by inter alia maintaining the availability of the Newton Aycliffe facility for the supply of gallium arsenide ("GaAs") products for defence applications and performing the other obligations of Filtronic under the agreement. The agreement provides for its continuance until 31 December 2015 but may be extended at the option of BAE until 31 December 2025.

In the event that BAE is unable, other than for reasons within the control of BAE, to utilise the Newton Aycliffe facility as described above, the agreement provides that Filtronic will repay the fee. If such an event occurs, the fee becomes repayable pro rata on a declining linear scale between 1 May 2003 and 1 May 2008. The agreement makes no provision for the repayment of the fee beyond that date.

The agreement contains a number of obligations on both parties including obligations upon Filtronic to accept and perform purchase orders from BAE in accordance with a schedule of agreed commercial terms, to supply GaAs products to BAE, to maintain the availability of the Newton Aycliffe facility for the continuance of the agreement, to develop and qualify certain processes between March 2002 and July 2003 and to make such processes available to BAE for the design and supply of certain GaAs products for defence applications. All of the product supply obligations within the agreement will be fulfilled on normal commercial terms.

As part of the agreement, Filtronic agreed to supply, and has supplied to BAE, generic design data for the creation of GaAs products for defence applications using the Newton Aycliffe facility. Filtronic has granted to BAE a worldwide, royalty free, irrevocable, sole, non-transferable licence to use this intellectual property. The intellectual property over which the licence has been granted remains the property of Filtronic.

The agreement also contains other obligations on the parties including some relating to collaboration on the development and production of T/R Modules for application in active array radar, some relating to the manufacture of microwave modules for BAE's defence requirements and some relating to the development of other new compound semiconductor materials and processes which are considered to be appropriate for military applications.

27 Share capital

	2003 Number	2002 Number	2003 £000	2002 £000
Authorised				
Ordinary shares of 10p each	**100,000,000**	100,000,000	**10,000**	10,000
Allotted, called up and fully paid				
Ordinary shares of 10p each				
Opening share capital	**74,091,382**	73,650,402	**7,409**	7,365
Allotted during the year	**213,061**	440,980	**21**	44
Closing share capital	**74,304,443**	74,091,382	**7,430**	7,409

The ordinary shares of 10p each allotted during the year comprised:

	Shares allotted Number	Share capital £000	Share premium £000	Profit and loss account £000	Total consideration £000
Acquisition consideration	145,723	14	1,700	-	1,714
Share compensation	67,338	7	-	786	793
	213,061	**21**	**1,700**	**786**	**2,507**

28 Reserves

	The group and the company		The group	
	Share premium account £000	Shares to be issued £000	Revaluation reserve £000	Other reserve £000
At 1 June 2002	134,151	6,682	106	-
Issue of shares	1,700	(2,507)	-	-
Share compensation	-	146	-	-
Transfer from profit and loss account	-	-	-	828
At 31 May 2003	**135,851**	**4,321**	**106**	**828**

Shares to be issued comprises acquisition contingent consideration of £3,087,000 and charges made to the profit and loss account for share compensation of £1,234,000. To the extent that compensation shares are issued £1,224,000 will be released to the profit and loss account reserve and £10,000 will be credited to share capital.

The other reserve is an undistributable surplus reserve of the Chinese subsidiary, Filtronic (Suzhou) Telecommunications Products Co. Limited (note 29).



29 Profit and loss account

	The group £000	The company £000
At 1 June 2002	(43,152)	28,464
(Deficit)/profit retained for the year	(922)	25,914
Issue of shares – share compensation	786	786
Transfer to other reserve	(828)	-
Currency exchange movement arising on consolidation	(590)	-
Currency exchange movement on loan (note 39)	5,329	-
At 31 May 2003	**(39,377)**	**55,164**

Of the profit/(loss) on ordinary activities after taxation for the year, a profit of £27,920,000 (2002 £17,957,000) is dealt with in the profit and loss account of Filtronic plc. A profit and loss account for the company alone has not been presented in accordance with the exemptions allowed under S230 of the Companies Act 1985.

Included in the group's profit and loss account reserve at 31 May 2002 was £353,000 relating to an undistributable surplus reserve of the Chinese subsidiary, Filtronic (Suzhou) Telecommunications Products Co. Limited.

The cumulative goodwill set off directly against reserves at 31 May 2003 was £11,917,000 (2002 £11,917,000).

30 Reconciliation of shareholders' funds

	The group		The company	
	2003 £000	2002 £000	**2003 £000**	2002 £000
Profit/(loss)on ordinary activities after taxation	**1,084**	(29,044)	**27,920**	17,957
Dividends	**(2,006)**	(1,999)	**(2,006)**	(1,999)
(Deficit)/profit retained for the year	**(922)**	(31,043)	**25,914**	15,958
Contribution to QUEST	-	(461)	-	(461)
Currency exchange movement arising on consolidation	**(590)**	1,422	-	-
Currency exchange movement on loan (note 39)	**5,329**	2,496	-	-
Issue of shares	**2,507**	3,229	**2,507**	3,229
Shares to be issued – shares issued	**(2,507)**	(2,504)	**(2,507)**	(2,504)
Shares to be issued – share compensation	**146**	1,570	**146**	1,570
Movement in shareholders' funds	**3,963**	(25,291)	**26,060**	17,792
Opening shareholders' funds	**105,196**	130,487	**176,706**	158,914
Closing shareholders' funds	**109,159**	105,196	**202,766**	176,706



31 Share options

The share options outstanding at 31 May 2003 were:

Executive Share Option Schemes

Exercise period	Exercise price	Number of Options
9/9/1999 - 9/9/2006	231p	7,014
30/9/1999 - 30/9/2006	181p	21,500
1/10/2000 - 2/12/2006	250p	400,000
30/4/2000 - 30/4/2007	309p	80,000
4/8/2000 - 4/8/2007	375p	511,375
1/10/1999 - 23/1/2008	439p	170,000
1/10/1999 - 26/6/2008	291p	20,798
1/10/1999 - 26/6/2008	318p	1,560
1/10/1999 - 26/6/2008	399p	59,055
1/10/1999 - 3/8/2008	413p	173,500
1/10/1999 - 3/8/2008	414p	877,950
1/10/1999 - 7/8/2008	459p	60,000
1/10/1999 - 10/8/2008	537p	60,000
1/10/1999 - 17/9/2008	149p	167,341
1/10/1999 - 17/9/2008	450p	727,000
1/10/1999 - 5/10/2008	383p	930,000
1/10/1999 - 9/11/2008	461p	65,000
1/10/2000 - 1/1/2009	612p	45,000
1/10/2000 - 11/1/2009	647p	15,000
1/10/2000 - 4/3/2009	805p	75,000
1/10/2000 - 10/5/2009	602p	40,000
1/10/2000 - 1/6/2009	732p	10,000
1/10/2000 - 14/6/2009	727p	117,415
1/10/2000 - 1/7/2009	745p	125,000
1/10/2000 - 18/7/2009	827p	20,000
1/10/2000 - 2/8/2009	823p	349,000
1/10/2000 - 27/8/2009	831p	40,000
1/10/2000 - 13/9/2009	903p	15,000
1/10/2000 - 24/9/2009	909p	40,000
1/10/2000 - 27/9/2009	897p	15,000
1/10/2000 - 4/10/2009	899p	15,000
1/10/2000 - 11/10/2009	953p	15,000
1/10/2000 - 1/11/2009	1131p	45,300
1/10/2000 - 2/12/2009	1791p	10,000
1/10/2002 - 21/1/2010	1758p	103,500
1/10/2002 - 15/5/2010	1020p	78,854
1/10/2002 - 1/6/2010	946p	29,598
1/10/2002 - 4/12/2010	346p	437,682
1/10/2003 - 30/3/2011	149p	20,000
1/10/2003 - 14/3/2012	404p	744,987
1/10/2003 - 5/6/2012	191p	30,000
1/10/2004 - 7/4/2013	346p	3,600
		6,772,029



31 Share options (continued)

Savings Related Share Option Schemes

Exercise period	Exercise price	Number of Options
1/4/2003 - 1/10/2003	339p	2,300
1/4/2003 - 1/10/2003	429p	18,038
1/10/2003 - 1/4/2004	194p	17,689
1/10/2003 - 1/4/2004	412p	17,757
1/4/2004 - 1/10/2004	270p	2,311
1/4/2004 - 1/10/2004	680p	26,264
1/10/2004 - 1/4/2005	354p	8,262
1/10/2004 - 1/4/2005	655p	161,935
1/4/2005 - 1/10/2005	429p	1,635
1/10/2005 - 1/4/2006	412p	757
1/4/2006 - 1/10/2006	680p	10,751
1/10/2006 - 1/4/2007	655p	1,456
		269,155
Total number of options outstanding at 31 May 2003		7,041,184

32 Qualifying Employee Share Trust

The company has established a Qualifying Employee Share Trust ("QUEST") to acquire ordinary shares of 10p each in the company for issue to employees exercising options under the UK Savings Related Share Option Scheme. The trustee of the QUEST is Filtronic QUEST Trustees Limited, which is a wholly owned subsidiary of the company. All UK employees, including executive directors, are potential beneficiaries under the QUEST. Filtronic QUEST Trustees Limited has waived its right to dividends on the 19,628 shares held by the QUEST, which had a market value of £27,000 at 31 May 2003.

33 Contingently issuable shares

The contingently issuable shares outstanding at 31 May 2003 were:

	Vesting periods	Number
Acquisition contingent consideration	22/8/2000-22/8/2004	262,295
Share compensation	22/8/2000-22/8/2004	128,239
		390,534

Vesting of the shares is conditional upon Filtronic Sigtek, Inc. maintaining the number and quality of its engineers over the vesting periods.

34 Financial commitments

Annual commitments under non-cancellable operating leases which expire:

	The group		The company	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Land and buildings				
In two to five years	**877**	453	**-**	-
In over five years	**317**	986	**-**	-
	1,194	1,439	**-**	-
Other				
In two to five years	**1,695**	2,127	**72**	72

35 Capital commitments

	The group		The company	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Capital expenditure contracted for but not provided in the financial statements	**3,615**	2,187	**44**	32

36 Related party transactions

The following related party transactions occurred during the year and were all on an arm's length basis.

The company and some of its UK subsidiaries incurred professional charges, totalling £45,864 (2002 £15,422), with Schofield Sweeney, a firm of solicitors, in which C E Schofield is a partner.

Filtronic Components Limited subleases premises to Techceram Limited, a company in which Professor J D Rhodes and his family have a material interest. Rents charged amounted to £9,625 (2002 £16,500). At 31 May 2003 £7,021 (2002 £11,665) was outstanding.

Filtronic Comtek (UK) Limited incurred costs of £20,477 (2002 £13,561) for the rental of an executive box and the provision of refreshments with Bradford City A.F.C. (1983) Limited, a company of which Professor J D Rhodes is a director.

Filtronic Components Limited earned royalties of £7,692 (2002 £11,244) from Photarc Surveys Limited, a company in which J Samuel has a material interest. At 31 May 2003 £657 (2002 £3,595) was outstanding.



37 Pension schemes

For United Kingdom employees, the company operates a funded pension scheme providing benefits based on final pensionable pay. The assets of the scheme are held in a separate trustee fund administered by independent professional investment managers. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the company. The contributions are determined by a qualified actuary on the basis of annual valuations using the projected unit method and are met in the ratio of two thirds by the company and one third by the employee. The most recent valuation was at 1 July 2002. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment returns would be 2% per annum in excess of future salary increases and 4.5% per annum in excess of future pension increases.

The pension cost for the year was £1,793,000 (2002 £1,725,000). The pension cost allowed for a deficit variation to be amortised over the working lifetimes of the active members. The amortisation was calculated to be £150,352.

The most recent actuarial valuation showed that the market value of the scheme's assets was £12,900,000 and that the actuarial value of those assets represented 86% of the benefits that had accrued to members after allowing for expected future increases in earnings. In accordance with the actuary's recommendations, contributions to the scheme will remain at 15% of pensionable salaries, two thirds of which is payable by the company.

For employees in Finland, Filtronic LK Oy contributes to a defined contribution pension plan in accordance with Finnish regulations and practices. The pension cost for the year, based on insurance companies' charges, was £1,402,000 (2002 £1,796,000).

For employees in the United States of America, contributions are made to a defined contribution plan under section 401(k) of the Internal Revenue Code. The pension cost for the year was £396,000 (2002 £504,000).

For employees in Australia, Filtronic Pty Limited contributes to a defined contribution superannuation fund operated by an independent insurance company. The pension cost for the year was £265,000 (2002 £313,000).

38 Financial Reporting Standard 17

The company has accounted for pension costs in accordance with Statement of Standard Accounting Practice No 24. Under Financial Reporting Standard 17 ("FRS17"), certain transitional disclosures are required and these are set out below.

The calculations have been based on the findings of the actuarial valuation carried out with effect from 1 July 2002. The results of that valuation have been projected to 31 May 2003 and then recalculated based on the following assumptions, which the directors consider to be appropriate.

	2003	2002
Rate of inflation	**2.40%**	2.75%
Salary increase rate	**3.80%**	4.25%
Increases for pensions in payment	**2.40%**	2.50%
Revaluation of deferred pensions	**2.40%**	2.75%
Liability discount rate	**5.10%**	6.00%

38 Financial Reporting Standard 17 (continued)

The fair value of the pension scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the pension scheme's liabilities, which are derived from cash flow projections over long periods and are thus inherently uncertain, are set out below:

	Long term expected return		Value	
	2003	2002	**2003**	2002
			£000	£000
Equities	**6.50%**	7.00%	**11,205**	10,793
Bonds	**4.50%**	5.00%	**2,476**	1,837
Property	**6.50%**	7.00%	**–**	308
Cash	**4.50%**	5.00%	**255**	695
Market value of pension scheme assets			**13,936**	13,633
Present value of pension scheme liabilities			**(25,486)**	(18,500)
FRS17 pension scheme deficit			**(11,550)**	(4,867)
Related deferred tax asset			**3,465**	1,460
Net FRS17 pension liability			**(8,085)**	(3,407)

The pension scheme assets, the majority of which are equities, are potentially subject to significant market movements. FRS17 disclosures measure the value of these assets at a single point in time, namely 31 May each year. The pension scheme's liabilities are measured by reference to long-term AA corporate bond yields that can also move significantly and according to market conditions. FRS17 indicates a deficit in relation to the pension scheme at 31 May 2003. The Minimum Funding Requirement valuation at 1 July 2002 indicated a surplus with a funding level of 122%.

If the group had adopted FRS17 early, the consolidated profit and loss account reserve and net assets would have been as follows:

	2003	2002
	£000	£000
Profit and loss account reserve excluding FRS17 pension liability	**(39,377)**	(43,152)
Net FRS17 pension liability	**(8,085)**	(3,407)
Profit and loss account reserve including FRS17 pension liability	**(47,462)**	(46,559)
Net assets excluding FRS17 pension liability	**109,159**	105,196
Net FRS17 pension liability	**(8,085)**	(3,407)
Net assets including FRS17 pension liability	**101,074**	101,789



38 Financial Reporting Standard 17 (continued)

If the group had adopted FRS17 early, the amounts recognised in the consolidated profit and loss account would have been as follows:

The amount that would have been charged to operating profit:

	2003 £000
Current service cost	2,143
Total operating charge	2,143

The amount that would have been charged as other financial costs:

	2003 £000
Expected return on pension scheme assets	979
Interest on pension scheme liabilities	(1,188)
Net financial return	(209)

If the group had adopted FRS17 early the amounts recognised in the consolidated statement of total recognised gains and losses would have been as follows:

	2003 % pension scheme assets/liabilities	2003 £000
Actual return less expected return on pension scheme assets	(21%)	(2,935)
Experience gain on pension scheme liabilities	2%	478
Impact of changes in assumptions relating to the present value of pension scheme liabilities	(14%)	(3,672)
Actuarial loss	(24%)	(6,129)

The movement in FRS17 pension scheme deficit during the year:

	2003 £000
FRS17 pension scheme deficit brought forward	(4,867)
Current service cost	(2,143)
Contributions	1,798
Net financial return	(209)
Actuarial loss	(6,129)
FRS17 pension scheme deficit carried forward	(11,550)

39 Financial instruments

An explanation of the company's strategy in respect of the risks relating to financial instruments is included in the Financial Review on pages 6 and 7.

Interest rate risk and currency profile of financial assets

The interest rate risk and currency profile of the group's financial assets, excluding short term debtors, was as follows:

	Floating rate financial assets	
	2003	2002
	£000	£000
Sterling	**4,149**	5,396
US dollar	**1,105**	1,395
Euro	**963**	1,347
Australian dollar	**123**	358
Chinese yuan	**170**	565
Japanese yen	**12**	22
	6,522	9,083

Floating rate financial assets comprise overnight money market deposits and bank deposit accounts.

Interest rate risk and currency profile of financial liabilities

The interest rate risk and currency profile of the group's financial liabilities, excluding short term creditors, was as follows:

	Fixed rate		Financial liabilities		
	Average interest rate	Average fixed period	Fixed rate	Interest free	Total
2003	%	Years	£000	£000	£000
Sterling	**–**	**–**	**–**	**9,934**	**9,934**
US dollar repayable 1 December 2005	**10.0**	**2.5**	**63,216**	**–**	**63,216**
			63,216	**9,934**	**73,150**
2002					
Sterling	–	–	–	10,000	10,000
US dollar repayable 1 December 2005	10.0	3.5	96,193	–	96,193
			96,193	10,000	106,193

Borrowing facilities

At 31 May 2003 the company had a bank borrowing facility of £31,000,000 (2002 £31,000,000), all of which was undrawn. This facility was renewed in July 2003 and is due for review again in June 2004. The facility is secured by a fixed charge over the group's freehold property in the United Kingdom and a floating charge over the group's other United Kingdom assets.



39 Financial instruments (continued)

Currency exposures

Functional currency of operations	Net US dollar monetary (liabilities)/assets	
	2003	2002
	£000	£000
Sterling	**(30,390)**	(45,267)
Australian dollar	**308**	4,260
	(30,082)	(41,007)

Currency exchange movements arising on the $103,573,000 (2002 $140,750,000) Senior Notes that are offset by currency exchange movements on the net assets, including goodwill, of overseas subsidiaries and intra group loans, that they finance, are taken directly to reserves. Currency exchange movements on the Senior Notes which are not offset are taken through the profit and loss account.

The currency exchange movement arising during the year on the Senior Notes comprised:

	2003	2002
	£000	£000
Currency exchange gain taken directly to reserves	**5,329**	2,496
Currency exchange gain taken through the profit and loss account	**4,098**	389
	9,427	2,885

Fair values of financial assets and liabilities

	2003	2002	**2003**	2002
	$000	$000	**£000**	£000
Book value of Senior Notes	**103,573**	140,750	**63,216**	96,193
Market value of Senior Notes	**104,609**	140,574	**63,848**	96,073

The fair values of other financial assets and liabilities were not materially different to their book values.



The Combined Code on Corporate Governance

The Board supports the highest standards of corporate governance. Having reviewed its compliance with the Combined Code on Corporate Governance the Board confirms that the company has complied with the provisions set out in Section 1 of the Code throughout the year, except in respect of Professor J D Rhodes' continued combined role of Executive Chairman and Chief Executive Officer. It has been the Board's intention for some time that a Chief Executive Officer should be appointed to enable Professor J D Rhodes to concentrate on technology and strategy related matters. However it remains the Board's position that, given the technical complexity of the company's business together with the lack of suitably qualified candidates, it is in the best interests of the company for Professor J D Rhodes to retain his combined role for the time being.

Internal control

The Board has adopted the published guidance by the Turnbull Committee on the implementation of the internal control requirements of the Combined Code and accepts that the Board has overall responsibility for establishing and maintaining the company's system of internal control. Internal control systems are designed to be relevant to the company and the risks to which it is exposed and by their nature can provide reasonable but not absolute assurance against material misstatement or loss. The key procedures established by the directors with a view to providing effective internal control are as follows:

(a) Control environment and monitoring systems

The Board meets each month and has adopted a schedule of matters which are required to be brought to it for decision, thus ensuring that it maintains full and effective control over appropriate strategic, financial, operational and compliance issues. The Board has put in place an organisational structure with clearly defined lines of responsibility and delegation of authority. Additionally, the Board has established an Executive Management Board which is responsible for operational matters within the company.

The audit committee, which comprises all of the non-executive directors, reviews the effectiveness of the system of internal control. The external auditors are engaged to express an opinion on the company's annual financial statements. They test the system of internal financial control and the information contained within the annual report and financial statements to the extent necessary for expressing their opinion.

(b) Major information systems

The directors have delegated to executive management implementation of the system of internal control throughout the company. This includes financial controls which enable the Board to meet its responsibilities for the integrity and accuracy of the company's accounting records.

The Board approves, in aggregate, budgets and other performance targets, the components of which form the financial objectives for individual operating units. Performance against these targets is reported monthly. Financial forecasts are updated and reviewed monthly and include cash flow forecasts.

(c) Main control procedures

In addition to matters reserved for Board decisions, the company has established a system whereby authority to take decisions is distributed throughout the company. This distribution of authority defines procedures for authorisation and approval and sets appropriate levels of responsibility.

An accounting policies and procedures manual sets out the company's declared statement of policy in all financial areas and establishes the control procedures, including segregation of duties, to ensure that these policies are implemented.

(d) Identification and evaluation of business risks

The company has clear principles and procedures which are appropriate to a multinational electronics business. These principles are designed to provide an environment of central leadership but with devolved operating responsibility as the framework for the exercise of accountability and control by the Board, its committees and executive management. The Board directs activities in and allocates resources to the key areas of business development, product strategy, research and development, manufacture and financial practice. The Board has appointed a Technology Advisory Board to provide strategic technical advice to the company. This board comprises leading, internationally respected electronics experts together with outstanding engineering talent from within the



company. Through these ongoing procedures, the Board is able to identify, evaluate and manage the significant risks which the group faces from time to time.

The Board confirms that it has carried out a review of the effectiveness of the system of internal control as it operated during the year. The Board undertakes, on an ongoing basis, a review of all aspects of the company's internal control procedures, and is able to report that the company has complied fully with the guidance of the Turnbull Committee during the financial year ending 31 May 2003. This review is undertaken by the Board through the receipt and consideration of regular monthly and other reports prepared by management on operational, strategic, organisational and financial issues. During the year, a system of internal audit has been established whereby a programme of internal audit work will be carried out at the company's various locations by staff employed at other locations. The programme is designed to focus on key controls and procedures in the financial system. Additionally, areas of operations other than finance are audited periodically either by external agencies or through peer review to ensure compliance with group policies.

Constitution of the Board

The Board comprises six executive and five independent, non-executive directors. Short biographies of all of the directors are set out on page 8. The Board considers that the balance of its constitution brings both independence and an appropriate balance of experience in judging matters of strategy, performance, resources, investor relations, internal control and corporate governance. R J Williams is the senior non-executive director. Each of the directors is proposed for re-election at the annual general meeting at least every three years.

Board committees

The Board has established an audit committee, a remuneration committee and a nominations committee. The audit and remuneration committees comprise all of the non-executive directors. The nominations committee comprises the Executive Chairman and all of the non-executive directors and is chaired by Professor J D Rhodes. Each of these committees operates under terms of reference which have been established by the Board.

The audit committee meets at least three times a year to review the adequacy of the company's system of internal control, accounting policies and financial reporting. The Finance Director and the auditors attend these meetings with all other directors being invited to attend. Further, the audit committee meets with the auditors without executive directors being present at least once during the year. The audit committee requires the auditors to report specifically on any non-audit assignments which they have undertaken. This work is primarily assistance with United States income tax compliance. The auditors do not carry out any consulting work for the company. Any non-audit work carried out by the auditors requires the advance approval of the audit committee.

The remuneration committee's responsibilities include ensuring that the remuneration and service contract terms of the executive directors and senior management are appropriate. The committee determines the allocation of all executive share options.

The nominations committee's duties are confined to the approval, support or otherwise of appointments, re-appointments and termination of employment or engagement of directors and the secretary of the company.

Relations with investors

Communications with investors are given high priority. The Executive Chairman's statement on pages 2 to 4 includes a review of the business and future developments. Further information is included in the operating review on page 5. There is regular dialogue with institutional investors including presentations after the company's preliminary announcement of the year end results and at the half year.

The Board uses the annual general meeting to communicate with private and institutional investors and welcomes their participation. The Executive Chairman aims to ensure that the chairmen of the audit and remuneration committees are available at the annual general meeting to answer questions. Information is also available to all investors by way of the company's website at www.filtronic.com

Going concern

The directors have reviewed the budgeted cash flow and other relevant information and have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason the directors continue to adopt the going concern basis in preparing these financial statements.



Composition of the remuneration committee

During the period 1 June 2002 to 31 May 2003 the remuneration committee consisted of the following non-executive directors:

R J Williams (Chairman)
R J B Blake
Professor S B Burbank
I J Hardington
E G Meek

The committee receives advice in its deliberations concerning the remuneration of the executive directors from Professor J D Rhodes. The committee's recommendations have been accepted by the Board without amendment.

Compliance

The company has complied with the provisions in the Code of Best Practice relating to Directors' Remuneration. In preparing this report, the provisions in Schedule B to the Combined Code have been followed.

Policy on remuneration of executive directors and senior executives

(a) Total level of remuneration
The committee aims to ensure that remuneration packages offered are competitive and designed to attract, retain and motivate executive directors and senior executives.

(b) The main components
The company's policy is to structure remuneration packages so that an appropriate element comprises the grant of share options which enables the company to align the interests of employees with those of shareholders.
The main components of remuneration payable are:

(i) Salary
Salary for each executive is determined by the remuneration committee taking into account the performance and responsibilities of the individual. Electronic and electrical engineering is an international industry within which there is a clear market in executive talent. The overriding factor in determining executive remuneration is market forces. Salaries are normally reviewed on 1 July each year. No bonuses are paid to any of the company's executive directors.

(ii) Share options
The directors believe that the opportunity to participate in the company's shareholding is a key factor in attracting and retaining executives of the right calibre and that share ownership by executive directors and senior executives strengthens the link between their personal interests and those of the shareholders. The company's policy is to grant options at the point of recruitment or promotion. All grants of options are determined by the committee. The committee takes account of guidelines issued by the Association of British Insurers and the National Association of Pension Funds when making awards of options. Pursuant to resolutions of the shareholders passed at the extraordinary general meeting held on 17 February 1999, the committee is authorised in exceptional cases to grant options to a value of up to eight times an executive's salary.

The remuneration committee has determined that the vesting of options granted under the Approved, Unapproved and 1997 Schemes will be conditional upon adjusted operating profit targets for the five financial years following the grant of options being achieved. These targets will be determined by the remuneration committee annually, principally by reference to the budget set for the relevant year, and will be set at a level which the remuneration committee determines will be challenging to those concerned. Adjusted operating profit for this purpose is defined as operating profit before exceptional closure costs, goodwill amortisation and impairment, fixed asset impairment and share compensation. The adjusted operating profit target for the financial year ended 31 May 2003 was not achieved and accordingly no options vested.



Details of directors' share options are set out on page 52. The terms of vesting and exercise of directors' share options are the same as those which apply to all option holders under the Approved, Unapproved and 1997 Schemes.

(c) Company policy on contracts of service

All the executive directors have rolling service contracts under which the notice period for termination by either party is 6 months. There are no specific compensation commitments for early termination. The non-executive directors have rolling agreements for services with the company. These are terminable by the company or the non-executive director, as the case may be, on three months notice and are reviewed annually by the Board.

(d) Company pensions policy

The company's policy is to offer UK executives membership of the Filtronic plc Retirement Benefits Scheme. UK executive directors who participate in the scheme do so on the same basis as all other employees of the company.

The scheme is a funded, Inland Revenue approved, final salary, occupational pension scheme. Its main features are:

(i) a normal pension age of 65;
(ii) pension at normal pension age of 1/60th of final pensionable salary for each complete year of service;
(iii) death in service benefit of four times pensionable salary;
(iv) pensions payable in the event of ill health;
(v) spouse's pension on death;
(vi) long term disability insurance.

Pensionable salary is defined as the member's basic annual salary excluding all bonuses and benefits.

All scheme benefits are subject to Inland Revenue limits.

For Finnish employees including executives, Filtronic LK Oy contributes to defined contribution plans in accordance with Finnish regulations and practices.

For US employees including executives, the US subsidiaries contribute to a defined contribution plan under section 401(k) of the Internal Revenue Code.

For Australian employees including executives, Filtronic Pty Ltd contributes to a defined contribution superannuation fund.

The company pays into a pension scheme nominated by J Samuel an amount equal to the pension contribution which would be payable by the company if he were a member of the Filtronic plc Retirement Benefits Scheme.

e) Company policy on external appointments

The remuneration committee reviews any request by an executive director with regard to a proposed external appointment and deals with each request on its individual merits. The overriding requirement is for each executive, as a term of his contract, to devote the whole of his time and attention to the affairs of the company. The terms of C Schofield's service contract were varied with effect from 1 October 2002 such that he is required to devote 70% of his time and attention to the affairs of the company.



The information on pages 51 to 53 has been audited except for the performance graph.

Directors' emoluments

	Salary or fees	Benefits	Total emoluments excluding pension contributions	
	2003	**2003**	**2003**	2002
	£	**£**	**£**	£
Executives				
Prof J D Rhodes	**183,021**	**23,419**	**206,440**	188,066
Prof C M Snowden	**146,417**	**12,824**	**159,241**	150,840
A R Needle	**156,875**	**16,270**	**173,145**	160,830
Dr C I Mobbs	**133,824**	**6,053**	**139,877**	139,086
J Samuel	**146,417**	**8,751**	**155,168**	148,647
C E Schofield	**93,003**	**11,406**	**104,409**	120,541
Non-executives				
R J Williams	**24,000**	**–**	**24,000**	24,000
R J B Blake	**24,000**	**–**	**24,000**	24,000
Prof S B Burbank	**24,000**	**–**	**24,000**	24,000
I J Hardington	**24,000**	**–**	**24,000**	24,000
E G Meek	**24,000**	**–**	**24,000**	24,000
Total 2003	**979,557**	**78,723**	**1,058,280**	1,028,010
Total 2002	954,749	73,261	1,028,010	

Benefits incorporate all assessable tax benefits arising from employment by the company and relate in the main to the provision of a fully expensed company car and private medical insurance. The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year.

Directors' pension benefits

Defined benefits scheme

	Accrued pension at 31 May 2003	Increase in accrued pension excluding inflation during the year	Increase in accrued pension including inflation during the year	Transfer value at 31 May 2003	Transfer value at 1 June 2002	Increase in transfer value less directors' contributions during the year	Transfer value of increase in accrued pension excluding inflation less directors' contributions during the year
	£	£	£	£	£	£	£
Prof J D Rhodes	75,328	4,832	6,890	765,370	724,323	31,896	40,231
Prof C M Snowden	10,784	2,448	2,692	47,472	44,625	(4,474)	3,470
A R Needle	39,336	4,588	5,603	183,016	196,451	(21,279)	13,573
Dr C I Mobbs	40,875	3,183	4,284	145,257	165,147	(26,427)	3,750
C E Schofield	13,168	1,601	1,939	44,637	46,146	(7,261)	(442)

The company paid contributions of £14,273 (2002 £13,967) into a defined contribution scheme for J Samuel, who is not a member of the defined benefits scheme. Non-executive directors are not entitled to any pension benefits.



Directors' shareholdings

	31 May 2003	31 May 2002
Prof J D Rhodes	**4,230,001**	4,230,001
Prof C M Snowden	**-**	-
A R Needle	**257,202**	257,202
Dr C I Mobbs	**295,617**	295,617
J Samuel	**450,459**	455,459
C E Schofield	**7,193**	7,193
R J Williams	**102,609**	12,833
R J B Blake	**8,500**	8,500
Prof S B Burbank	**900**	900
I J Hardington	**-**	-
E G Meek	**125,000**	125,000
	5,477,481	5,392,705

All of the above shareholdings are held beneficially.

The following directors or persons connected with them purchased shares:

	Number of shares	Date	Price
R J Williams	75,000	15 October 2002	35p
R J Williams	14,776	31 January 2003	66p

The following directors or persons connected with them disposed of shares as gifts:

	Number of shares	Date	Market price
J Samuel	5,000	11 February 2003	86p

Directors' interests in share options

	Exercise period	Option price	31 May 2002	Granted during the year	Exercised during the year	**31 May 2003**
Prof C M Snowden						
Executive Share Option Schemes	1/10/1999-5/10/2008	383p	240,000	-	-	**240,000**
C E Schofield						
Executive Share Option Schemes	1/10/1999-7/8/2008	459p	60,000	-	-	**60,000**
Total all directors			300,000	-	-	**300,000**

In the previous year J Samuel exercised 16,250 share options with an exercise price of 120p when the market price was 368p. Therefore he made a gain from exercising share options in the previous year of £40,300. J Samuel has retained all of the shares resulting from the share option exercise.

In the previous year Dr C I Mobbs exercised 16,250 share options with an exercise price of 120p when the market price was 312p. Therefore he made a gain from exercising share options in the previous year of £31,200. Dr C I Mobbs has retained all of the shares resulting from the share option exercise.



In the previous year A R Needle exercised 16,250 share options with an exercise price of 120p when the market price was 342p. Therefore he made a gain from exercising share options in the previous year of £36,075. A R Needle has retained all of the shares resulting from the share option exercise.

In total during the year the directors did not exercise any share options (2002 48,750) and made no gains (2002 £107,575) from exercising share options.

The closing middle market share price on 31 May 2003 was 140p, and on 31 May 2002 it was 190p. The range of closing middle market share prices during the year ended 31 May 2003 was 38p - 190p.

There were no changes to the directors' interests between 31 May 2003 and 28 July 2003. The company's register of directors' interests which is open to inspection at the registered office contains full details of directors' shareholdings and share options.

Performance graph

This graph illustrates, as required by the Directors' Remuneration Report Regulations 2002, the performance of the company's shares measured by Total Shareholder Return (TSR) relative to a broad equity market index over the past five years. The FTSE All Share is considered to be the most appropriate index against which to measure performance, as the company has been a constituent of the FTSE All Share throughout the five-year period and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.


Total Shareholder Return
1 June 1998 to 31 May 2003 Weekly Indexed
600
500
400
300
200
100
0
1998
1999
2000
2001
2002
2003
— Filtronic - Total Return Indexed
— FTSE All Share - Total Return Indexed
Source: Datastream

Approved by the Board on 28 July 2003 and signed on its behalf by C E Schofield, Secretary.



at 31 May 2003

Name of subsidiary	Country of incorporation or registration	Description of equity held	Proportion held	Activity
Owned by Filtronic plc				
Filtronic Comtek (UK) Limited	England & Wales	12.2787p ordinary shares	100%	Design and manufacture of microwave products
Filtronic Compound Semiconductors Limited	England & Wales	£1 ordinary shares	100%	Design and manufacture of compound semiconductors
Filtronic Microtek Limited	England & Wales	£1 ordinary shares	100%	Manufacture of microwave products
Filtronic Broadband Limited	England & Wales	1p ordinary shares	100%	Design and manufacture of microwave products
Filtronic Cable Communications Limited	England & Wales	1p ordinary shares	100%	Design and manufacture of microwave products
Filtronic Components Limited	England & Wales	£1 ordinary shares	100%	Design and manufacture of microwave products
Filtronic Properties Limited	England & Wales	£1 ordinary shares	100%	Property company
Filtronic QUEST Trustees Limited	England & Wales	£1 ordinary shares	100%	QUEST trustee company
Filtronic Executive Share Option Trustees Limited	England & Wales	£1 ordinary shares	100%	Dormant company
Filtronic (Overseas Holdings) Limited	England & Wales	£1 ordinary shares	100%	Holding company
Filtronic Sigtek, Inc.	USA	$1 common stock	100%	Design and manufacture of digital signal processing products
Owned by subsidiaries				
Filtronic LK Oy	Finland	€3,364 ordinary shares	100%	Design and manufacture of microwave products
Filtronic Pty Limited	Australia	A$1 ordinary shares	100%	Design and manufacture of microwave products
Filtronic (Suzhou) Telecommunication Products Co Limited	China	£1 ordinary shares	100%	Manufacture of microwave products
Filtronic (Japan) K.K.	Japan	Y50,000 ordinary shares	100%	Representative office
Filtronic Holdings, Inc.	USA	$1 common stock	100%	Holding company
Filtronic Comtek, Inc.	USA	$1 common stock	100%	Design and manufacture of microwave products
Filtronic Comtek (Barbados), Limited	Barbados	BD$1 ordinary shares	100%	USA foreign sales corporation
Solid-State Filtronic, Inc.	USA	$1 common stock	100%	Design and manufacture of microwave products and compound semiconductors
Sage Laboratories, Inc.	USA	$0.10 common stock	100%	Design and manufacture of microwave products
Sage Laboratories Active Microwave, Inc.	USA	$1 common stock	100%	Design and manufacture of microwave products
Sage Laboratories Investment Corporation	USA	$1 common stock	100%	Investment company



Annual general meeting

The annual general meeting of Filtronic plc will be held at The Midland Hotel, Forster Square, Bradford, BD1 4HU on Friday 26 September 2003 at 11 am. The notice of meeting, together with details of business to be conducted at the meeting and a form of proxy, is being circulated to shareholders with this report.

Financial calendar

Provisional dates for the announcement of results:

Interim results to 30 November 2003	2 February 2004
Final results to 31 May 2004	2 August 2004

Dividends

Interim dividend	April
Final dividend	November

Unsolicited mail

The company is obliged by law to make its share register available to other organisations. Therefore, some shareholders may receive unsolicited mail. Any shareholder who wishes to limit the receipt of such mail should contact:

The Mailing Preference Service
Freepost 22
London
W1E 7EZ

giving their name and full address, including postcode.

Share price listings

The share price of Filtronic plc is listed in the following newspapers:

Financial Times	Yorkshire Post
The Times	Glasgow Herald
The Independent	Bradford Telegraph & Argus
Daily Telegraph	The Scotsman

It is also available by calling the Financial Times Cityline on 0906 003 4706. Calls are charged at premium rate.
The company receives no income from this service which is provided by a third party.

Website

The company's website address is **www.filtronic.com**

The website includes company news and investor sections. Regular updates of the company's share price are also provided.

Company reports

Free copies of the interim and annual reports of the company are available by contacting the FT Free Annual Reports Service by telephone on 020 8391 6000, by fax on 020 8391 9520 or via the internet at http://ft.ar.wilink.com



Company secretary

Christopher Schofield MA (Cantab)

Company number

2891064

Registered office

Filtronic plc
The Waterfront
Salts Mill Road
Saltaire
Shipley
West Yorkshire
BD18 3TT
Tel: +44 (0) 1274 530622
Fax: +44 (0) 1274 531561

Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
Tel: +44 (0) 870 162 3100

Stockbrokers

Cazenove
20 Moorgate
London
EC2R 6DA
Tel: +44 (0) 20 7588 2828

Auditors

KPMG Audit Plc
Chartered Accountants
1 The Embankment
Neville Street
Leeds
LS1 4DW

Bankers

Barclays Bank PLC
10 Market Street
Bradford
BD1 1NR

Financial public relations

Binns & Co Public Relations Limited
16 St Helen's Place
London
EC3A 6DF
Tel: +44 (0) 20 7786 9600